UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, D.C20549

                             REQUEST FOR WITHDRAWAL


                       DATE OF REQUEST: December 22, 2004


                          BMX ENTERTAINMENT CORPORATION

              DELAWARE                                     061459509
      (State ore other jurisdiction of           (IRS Employer I.D. Number)
       incorporation or organization)

          POST OFFICE BOX 10857           STAMFORD,       CT          06904
(Address of principal executive offices)   (City)       (State)       (Zip)

                                 (203) 524-2697
                         (Registrant's Telephone Number)

  Securities Act registration statement file number to which this form relates:
                                    021-52639

                        Re: BMX Entertainment Corporation
            Registration Statement on Form 10 filed December 20, 2004
                         Form 8-A filed December 6, 2004
                                 File No. 1-32370


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Item 1. Withdrawal of Registration Statement

On December 20, 2004 a filing of Form 10 and December 6, 2004 a filing of Form 8-A. BMX Entertainment Corporation, a Delaware corporation filed registration statements with the Securities and Exchange Commission. Bmx Entertainment Corporation and board of directors has determined that it is in the best interest of the Company and its shareholders to request a withdrawal of the Registration Statements, Form 10 and Form 8-A. None of the units being offered pursuant to the registration statements have been offered or sold.

To comply with the requirements of the Securities Exchange Act of 1934, the rules and regulations. The Company will engage an accountant that is registered with the Public Company Accounting Oversight Board. The Registrant has duly caused this Request for Withdrawal to be signed on its behalf by the undersigned, on the 26th day of December, 2004.


BMX ENTERTAINMENT CORPORATION

BY: Mauris Griffin
Mauris Griffin, Chief Executive Officer


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